Exhibit 1

NEWS RELEASE
Contact:
Robert M. Thornton, Jr.
Chief Executive Officer
(770) 933-7004

SUNLINK HEALTH SYSTEMS, INC. ANNOUNCES

FISCAL 2015 SECOND QUARTER RESULTS

ATLANTA, Georgia (February 17, 2015) – SunLink Health Systems, Inc. (NYSE MKT: SSY) today announced earnings from continuing operations for its second fiscal quarter ended December 31, 2014 of $989,000 or $0.10 per fully diluted share, compared to earnings from continuing operations of $350,000 or $0.04 per fully diluted share, for the quarter ended December 31, 2013. SunLink reported net earnings for the quarter ended December 31, 2014 of $977,000, or $0.10 per fully diluted share, compared to earnings of $227,000, or $0.02 per fully diluted share, for the quarter ended December 31, 2013.

Consolidated net revenues from continuing operations for the quarters ended December 31, 2014 and 2013 were $23,126,000 and $23,880,000, respectively, a decrease of 3.2% in the current year’s quarter from the comparable quarter of fiscal 2013. The Healthcare Facilities Segment net revenues in the current quarter of $14,539,000 increased $76,000, or 0.5%, compared to $14,463,000 for the comparable quarter of the prior year due to increased patient admissions and higher net revenue per admission. The Specialty Pharmacy Segment revenues of $8,430,000 in the quarter ended December 31, 2014 decreased $896,000, or 9.6%, from the comparable quarter of the prior year due primarily to lower Medicaid net revenues.

The company reported an operating profit from continuing operations for the quarter ended December 31, 2014 of $2,022,000, compared to operating profit from continuing operations for the quarter ended December 31, 2013 of $291,000. The increased operating profit in the current year’s quarter resulted primarily from improved results of the Healthcare Facilities Segment, an insurance claim settlement of $1,000,000 and $500,000 of income from the settlement of a lawsuit. The Company reported no Electronic Health Records (“EHR”) incentive payments in the quarter and six months ended December 31, 2014 compared to $1,215,000 for the quarter and six months ended December 31, 2013. Adjusted EBITDA (a non-GAAP measure of the liquidity of the company) for SunLink’s Healthcare Facilities Segment increased to $2,956,000 in the three months ended December 31, 2014, from $1,657,000 for the comparable quarter of the last fiscal year. Adjusted EBITDA for the three months ended December 31, 2014 for the Specialty Pharmacy Segment was $257,000 compared to $400,000 for the comparable quarter in the prior fiscal year.

The company completed the sale of assets of its Callaway Community hospital for $6,090,000 on December 31, 2014 and recorded a loss on the sale of $191,000 which is included in the loss from discontinued operations for the three and six months ended December 31, 2014. Proceeds on the sale of $785,000 after repayment of debt and sale expenses will be used for general corporate purposes.

For the six months ended December 31, 2014, SunLink reported earnings from continuing operations of $878,000, or $0.09 per fully diluted share, compared to a loss of $430,000, or a loss of $0.05 per fully diluted share, for the comparable period of the prior fiscal year. For the six months ended December 31, 2014, SunLink reported net earnings of $564,000, or $0.06 per fully diluted share, compared to a net loss of $931,000 or a loss of $0.10 per share, for the six months ended December 31, 2013.

Consolidated net revenues from continuing operations for the six months ended December 31, 2014 decreased by 0.9% to $45,502,000 compared to $45,909,000 in the comparable period a year ago. The Healthcare Facilities Segment had net revenues in the six months ended December 31, 2014 of $29,319,000 compared to $29,554,000 for the comparable period a year ago. The Specialty Pharmacy Segment had $15,884,000 of net revenues for the six months ended December 31, 2014 compared to $16,168,000 for the comparable six months of the prior fiscal year.

SunLink had an operating profit from continuing operations for the six months ended December 31, 2014 of $2,327,000 compared to an operating loss of $45,000 for the six months ended December 31, 2013. Adjusted EBITDA for SunLink’s Healthcare Facilities Segment was $4,094,000 in the six months ended December 31, 2014, compared to $2,885,000 for the comparable period last year. Adjusted EBITDA for the six months ended December 31, 2014 for the Specialty Pharmacy Segment was $564,000 compared to $472,000 for the comparable period last year.

At its Board of Directors meeting on February 9, 2015, the Board discussed extensively the Company’s future and strategic alternatives. No action was taken on future and strategic alternatives other than the Board determined that the Company should not further pursue its previously announced going private strategy at this time.

SunLink Health Systems, Inc. is the parent company of subsidiaries that operate hospitals and related businesses in the Southeast, and a specialty pharmacy company in Louisiana. Each hospital is the only hospital in its community and is operated locally with a strategy of linking patients’ needs with dedicated physicians and healthcare professionals to deliver quality efficient medical care. For additional information on SunLink Health Systems, Inc., please visit the company’s website at www.sunlinkhealth.com.

This press release may contain certain statements of a forward-looking nature. The statements contained herein which are not historical facts are considered forward-looking statements under federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The company has no obligation to update such forward-looking statements. Actual results may vary significantly from these forward-looking statements.

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Adjusted earnings before income taxes, interest, depreciation and amortization

Earnings before income taxes, interest, depreciation and amortization (“EBITDA”) represent the sum of income before income taxes, interest, depreciation and amortization. We understand that certain industry analysts and investors generally consider EBITDA to be one measure of the liquidity of the company, and it is presented to assist analysts and investors in analyzing the ability of the company to generate cash, service debt and meet capital requirements. We believe increased EBITDA is an indicator of improved ability to service existing debt and to satisfy capital requirements. EBITDA, however, is not a measure of financial performance under accounting principles generally accepted in the United States of America and should not be considered an alternative to net income as a measure of operating performance or to cash liquidity. Because EBITDA is not a measure determined in accordance with accounting principles generally accepted in the United States of America and is thus susceptible to varying calculations, EBITDA, as presented, may not be comparable to other similarly titled measures of other corporations. Net cash provided by operations for the three months ended December 31, 2014 and 2013, respectively, is shown below. Healthcare Facilities Adjusted EBITDA and Specialty Pharmacy Adjusted EBITDA is the EBITDA for those facilities without any allocation of corporate overhead, impairment charges and gains on sale of businesses.

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2014	2013	2014	2013

Healthcare Facilties Adjusted EBITDA	$2,956,000	$1,657,000	$4,094,000	$2,885,000
Specialty Pharmacy Adjusted EBITDA	257,000	400,000	564,000	472,000
Corporate overhead (costs)	(611,000)	(1,003,000)	(1,116,000)	(1,865,000)
Taxes and interest (expense) benefit	(1,033,000)	59,000	(1,449,000)	(575,000)
Other non-cash (expenses) and net increase (decrease) in operating assets and liabilities	(576,000)	46,000	(2,145,000)	2,628,000

Net cash provided by (used in) operations	$993,000	$1,159,000	$(52,000)	$3,545,000

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SUNLINK HEALTH SYSTEMS, INC. ANNOUNCES

FISCAL 2015 SECOND QUARTER AND ANNUAL

RESULTS

Amounts in 000's, except per share and volume amounts

CONSOLIDATED STATEMENTS OF EARNINGS

	Three Months Ended December 31,				Six Months Ended December 31,
	2014		2013		2014		-2013
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
Operating revenues (net of contractual allowances)	$25,108	108.6%	$26,111	109.3%	$49,717	109.3%	$50,197	109.3%
Less provision for bad debts of Healthcare Facilities Segment	1,982	8.6%	2,231	9.3%	4,215	9.3%	4,288	9.3%

Net Revenues	23,126	100.0%	23,880	100.0%	45,502	100.0%	45,909	100.0%
Costs and Expenses:
Cost of goods sold	5,456	23.6%	6,485	27.2%	10,072	22.1%	10,760	23.4%
Salaries, wages and benefits	10,589	45.8%	10,722	44.9%	21,406	47.0%	21,514	46.9%
Provision for bad debts of Specialty Pharmacy Segment	123	0.5%	42	0.2%	123	0.3%	95	0.2%
Supplies	2,034	8.8%	2,054	8.6%	4,140	9.1%	3,982	8.7%
Purchased services	1,025	4.4%	1,350	5.7%	2,202	4.8%	2,595	5.7%
Other operating expenses	1,968	8.5%	3,030	12.7%	4,340	9.5%	5,973	13.0%
Rents and leases	329	1.4%	358	1.5%	677	1.5%	713	1.6%
Insurance settlement	(1,000)	-4.3%	0	0.0%	(1,000)	-2.2%	0	0.0%
Depreciation and amortization	580	2.5%	763	3.2%	1,215	2.7%	1,537	3.3%
Electronic Health Records incentive payments	0	0.0%	(1,215)	-5.1%	0	0.0%	(1,215)	-2.6%

Operating Profit (Loss)	2,022	8.7%	291	1.2%	2,327	5.1%	(45)	-1.0%
Interest Expense – net	(234)	-1.0%	(238)	-1.0%	(464)	-1.0%	(480)	-1.0%

Earnings (Loss) from Continuing Operations before income taxes	1,788	7.7%	53	0.2%	1,863	4.1%	(525)	-1.1%
Income Tax Expense (Benefit)	799	3.5%	(297)	-1.2%	985	2.2%	(95)	-0.2%

Earnings (Loss) from Continuing Operations	989	4.3%	350	1.5%	878	1.9%	(430)	-0.9%
Loss from Discontinued Operations, net of tax	(12)	-0.1%	(123)	-0.5%	(314)	-0.7%	(501)	-1.1%

Net Earnings (Loss)	$977	4.2%	$227	1.0%	$564	1.2%	$(931)	-2.0%

Earnings (Loss) Per Share from Continuing Operations:
Basic	$0.10		$0.04		$0.09		$(0.05)

Diluted	$0.10		$0.04		$0.09		$(0.05)

Loss Per Share from Discontinued Operations:
Basic	$(0.00)		$(0.01)		$(0.03)		$(0.05)

Diluted	$(0.00)		$(0.01)		$(0.03)		$(0.05)

Net Earnings (Loss) Per Share:
Basic	$0.10		$0.02		$0.06		$(0.10)

Diluted	$0.10		$0.02		$0.06		$(0.10)

Weighted Average Common Shares Outstanding:
Basic	9,443		9,446		9,443		9,443

Diluted	9,497		9,446		9,478		9,443

HEALTHCARE FACILITIES VOLUME STATISTICS
Admissions	660		646		1,292		1,233
Equivalent Admissions	1,787		1,958		3,736		4,013
Surgeries	410		418		828		859
Net revenue per equivalent admission	$8,135		$7,387		$7,848		$7,318

SUMMARY BALANCE SHEETS
	December 31, 2014	June 30, 2014
ASSETS
Cash and Cash Equivalents	$3,971	$3,587
Accounts Receivable—net	11,115	9,850
Other Current Assets	12,574	12,338
Property Plant and Equipment, net	22,823	23,077
Long-term Assets	9,355	14,995

	$59,838	$63,847

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$12,607	$16,506
Long-term Debt and Other Noncurrent Liabilities	13,329	14,023
Shareholders’ Equity	33,902	33,318

	$59,838	$63,847